Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

October 17, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Margaret Sawicki Julie Sherman Terence O'Brien

Re:	Aldel Financial II Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 10, 2024 File No. 333-282397

Dear Mr. Danberg:

On behalf of our client, Aldel Financial II Inc., a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on October 10, 2024 (the “Registration Statement”) contained in the Staff’s letter dated October 16, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1, filed October 10, 2024

Sponsor Ownership, page 144

1.

We note your response to prior comment 3. We note the non-managing sponsor investors will hold a material amount of the founder shares. Please revise to disclose the total ownership that each of the 10 non-managing sponsor investors will hold, including founder shares, private units, public units and OTM Warrants, while noting that certain purchases are pursuant to indications of interest and are therefore not definite.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Amended Registration Statement.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Robert I. Kauffman